SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 6)*
      3D SYSTEMS CORPORATION

(Name of Issuer)
       Common Stock, par value $0.001 per share

(Title of Class of Securities)
           88554D205

(CUSIP Number)
G. Walter Loewenbaum II
Finetooth, Inc.
Suite 900
2100 Kramer Lane
Austin, TX 78758
(512) 637-3570

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
      June 25, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No.	88554D205	13D	Page	2	of	6	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON G. Walter Loewenbaum II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		1,250,279

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		270,768

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,250,279

WITH	10	SHARED DISPOSITIVE POWER

		270,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,521,047

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.8%

14	TYPE OF REPORTING PERSON

	IN

     This Amendment No. 6 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by G. Walter Loewenbaum II and refers only to information which has materially changed since the filing of Amendment No. 5 to Schedule 13D by Mr. Loewenbaum on August 24, 2007. The items identified below, or the particular paragraphs of the items which are identified below, are amended to add the information as set forth below.
ITEM 1. SECURITY AND ISSUER.
     This statement relates to shares of Common Stock, par value $0.001 per share, of 3D Systems Corporation, a Delaware corporation. The address of the principal executive offices of 3D Systems is 333 Three D Systems Circle, Rock Hill, South Carolina 29730.
ITEM 2. IDENTITY AND BACKGROUND.
     This statement is being filed by G. Walter Loewenbaum II. Mr. Loewenbaum’s business address is c/o Finetooth, Inc., Suite 900, 2100 Kramer Lane, Austin, Texas 78758. Mr. Loewenbaum is Chairman and Chief Executive Officer of Finetooth, Inc. (formerly STI Healthcare, Inc.), a software developer that develops and hosts contract management applications whose address is Suite 900, 2100 Kramer Lane, Austin, Texas 78758.
     Mr. Loewenbaum also serves as Chairman of the Board of Directors of 3D Systems.
     During the last five years, Mr. Loewenbaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws.
     Mr. Loewenbaum is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Since the date of filing Amendment No. 5 to his Schedule 13D, Mr. Loewenbaum, members of his family and entities they control have acquired shares of Common Stock through: (1) the purchase of shares effected in ordinary brokerage transactions on The Nasdaq Global Market with personal funds; and (2) the acquisition of shares of Common Stock pursuant to 3D Systems’ 2004 Restricted Stock Plan for Non-Employee Directors in which Mr. Loewenbaum is a participant.
ITEM 4. PURPOSE OF TRANSACTION.
     Mr. Loewenbaum acquired the shares for investment purposes. Mr. Loewenbaum does not have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that Mr. Loewenbaum may acquire or dispose of additional shares of Common Stock and other securities of 3D Systems through options that he holds to purchase Common Stock, the 2004 Restricted Stock Plan for Non-Employee Directors, open market transactions or otherwise. Any decision of Mr. Loewenbaum either to purchase additional securities or to dispose of any securities will take into account various factors.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a), (b) As of the date of the filing of this statement, Mr. Loewenbaum beneficially owns 1,521,047 shares of Common Stock, which is approximately 6.8% of the shares of Common Stock outstanding at April 30, 2008. Mr. Loewenbaum beneficially owns a total of 1,250,279 shares with sole voting and dispositive power, and he shares voting and dispositive power with his wife Lillian Shaw Loewenbaum with respect to 270,768 shares. Mrs. Loewenbaum’s address is c/o Finetooth, Inc., Suite 900, 2100 Kramer Lane, Austin, Texas 78758. During the last five years, Mrs. Loewenbaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to those laws. Mrs. Loewenbaum is a citizen of the United States of America.
     (c) Except to the extent of his pecuniary interest therein, Mr. Loewenbaum expressly disclaims beneficial ownership of all securities not directly held by him as well as beneficial ownership of any securities over which he has neither voting nor dispositive authority.  The filing of this statement on Schedule 13D by Mr. Loewenbaum is not an admission by Mr. Loewenbaum that he is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of these shares of Common Stock.
     Unless otherwise noted below, the following table sets forth certain information relating to all transactions of Mr. Loewenbaum in 3D Systems’ Common Stock from April 26, 2008 through June 25, 2008, all of which were effected by Mr. Loewenbaum in ordinary brokerage transactions on The Nasdaq Global Market.

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share
May 13, 2008	Purchase	1,000	$8.54
May 13, 2008	Purchase	2,334	$8.55
May 13, 2008	Purchase	100	$8.63
May 13, 2008	Purchase	300	$8.67
May 13, 2008	Purchase	3,300	$8.68
May 13, 2008	Purchase	1,300	$8.70
May 13, 2008	Purchase	1,700	$8.74
May 13, 2008	Purchase	6,100	$8.75
May 13, 2008	Purchase	1,000	$8.785
May 13, 2008	Purchase	100	$8.79
May 13, 2008	Purchase	32,766	$8.80
May 20, 2008	Award	3,000	$0.001
May 23, 2008	Purchase	5,000	$8.92
May 23, 2008	Purchase[1]	5,000	$8.92
May 27, 2008	Purchase	1,500	$8.91
May 28, 2008	Purchase	850	$8.92
May 28, 2008	Purchase	100	$8.94
May 28, 2008	Purchase	2,077	$8.95
May 28, 2008	Purchase	1,973	$8.96
May 29, 2008	Purchase	5,000	$9.01
May 30, 2008	Purchase	1,200	$9.09
May 30, 2008	Purchase	7,831	$9.10
May 30, 2008	Purchase	1,519	$9.12

[1]	Purchase made by the Waterproof Partnership, L.P., of which Mr. and Mrs. Loewenbaum are the general partners.

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share
May 30, 2008	Purchase	3,481	$9.13
June 6, 2008	Purchase	2,500	$9.90
June 6, 2008	Purchase	2,500	$9.96
Except as described above, Mr. Loewenbaum has not effected any transactions in Common Stock in the past 60 days.
     (d) In addition to Mr. Loewenbaum, Mrs. Loewenbaum also has the right to receive or the power to direct the receipt of any dividends from or the proceeds from the sale of certain of the shares of Common Stock described above. Notwithstanding the foregoing, 3D Systems does not currently pay dividends with respect to its Common Stock.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES
               OF THE ISSUER.
     Except for stock option agreements with 3D Systems, pursuant to which Mr. Loewenbaum has the right to purchase shares of Common Stock, and the Restricted Stock Plan for Non-Employee Directors of 3D Systems in which Mr. Loewenbaum is a participant, and except as may be set forth in Mr. Loewenbaum’s initial filing on Schedule 13D and Amendment Nos. 1, 2, 3, 4 and 5 thereto, Mr. Loewenbaum does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of 3D Systems, including but not limited to the transfer or voting of any of these securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 25, 2008

G. Walter Loewenbaum II
By:	/s/ Robert M. Grace, Jr.
Robert M. Grace, Jr., Attorney-in-Fact